HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2021 and 2020

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the unaudited condensed interim consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Inc. (Hydro One or the Company) for the three and six months ended June 30, 2021, as well as the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2020. The Consolidated Financial Statements have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.
The Company has prepared this MD&A in accordance with National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canadian securities laws and regulations, which can vary from those of the US. This MD&A provides information as at and for the three and six months ended June 30, 2021, based on information available to management as of August 9, 2021.
CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

	Three months ended June 30			Six months ended June 30
(millions of dollars, except as otherwise noted)	2021	2020	Change	2021	2020	Change
Revenues	1,712	1,660	3.1%	3,514	3,499	0.4%
Purchased power	838	808	3.7%	1,732	1,815	(4.6%)
Revenues, net of purchased power[1]	874	852	2.6%	1,782	1,684	5.8%
Operation, maintenance and administration (OM&A) costs	281	261	7.7%	554	517	7.2%
Depreciation, amortization and asset removal costs	223	211	5.7%	444	421	5.5%
Financing charges	101	119	(15.1%)	215	238	(9.7%)
Income tax expense	27	(849)	(103%)	54	(834)	(106%)
Net income to common shareholder of Hydro One	240	1,108	(78.3%)	511	1,338	(61.8%)

Basic earnings per common share (EPS)	$1,687	$7,790	(78.3%)	$3,593	$9,407	(61.8%)
Diluted EPS	$1,687	$7,790	(78.3%)	$3,593	$9,407	(61.8%)

Net cash from operating activities	401	359	11.7%	914	899	1.7%
Funds from operations (FFO)[1]	433	396	9.3%	1,005	879	14.5%

Capital investments	549	428	28.3%	1,073	799	34.3%
Assets placed in-service	297	165	80.0%	451	389	15.9%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,448	19,097	1.8%	19,693	19,172	2.7%
Distribution: Electricity distributed to Hydro One customers (GWh)	6,750	6,213	8.6%	14,906	13,697	8.8%

As at	June 30, 2021	December 31, 2020
Debt to capitalization ratio[2]	55.3%	55.0%
1    See section “Non-GAAP Measures” for description and reconciliation of FFO and revenues, net of purchased power.
2    Debt to capitalization ratio is a non-GAAP measure and has been calculated as total debt (including total long-term debt and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholder's equity, but excluding any amounts related to noncontrolling interest. Management believes that the debt to capitalization ratio is helpful as a measure of the proportion of debt in the Company's capital structure.
OVERVIEW
The Company's transmission business consists of the transmission system operated by its subsidiaries, Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation (SON), and an approximately 55% interest in Niagara Reinforcement Limited Partnership (NRLP), a limited partnership between Hydro One and Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation (collectively, the First Nations Partners).
Hydro One’s distribution business consists of the distribution system operated by its subsidiaries, Hydro One Networks, including Orillia Power Distribution Corporation (Orillia Power) and the business and distribution assets of Peterborough Distribution Inc. (Peterborough Distribution) acquired in 2020, and Hydro One Remote Communities Inc. (Hydro One Remote Communities).
The other segment consists of certain corporate activities, and is not rate-regulated.

1

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2021 and 2020

For the six months ended June 30, 2021 and 2020, Hydro One’s segments accounted for the Company’s total revenues, net of purchased power, as follows:

Six months ended June 30	2021	2020
Transmission	50%	51%
Distribution	50%	49%
Other	—%	—%
As at June 30, 2021 and December 31, 2020, Hydro One’s segments accounted for the Company’s total assets as follows:

As at	June 30, 2021	December 31, 2020
Transmission	60%	58%
Distribution	39%	38%
Other	1%	4%
RESULTS OF OPERATIONS
Net Income
Net income attributable to common shareholder for the quarter ended June 30, 2021 of $240 million is a decrease of $868 million, or 78.3%, from the prior year. Significant influences on net income included:
•higher revenues, net of purchased power, primarily resulting from:
•an increase in distribution revenues, net of purchased power, primarily resulting from Ontario Energy Board (OEB)-approved rates, higher energy consumption, and revenues of the Peterborough Distribution and Orillia Power operations; partially offset by
•a decrease in transmission revenues primarily resulting from the impacts of the OEB decision received in the prior year, including the recognition of Conservation and Demand Management (CDM) revenues, partially offset by OEB-approved 2021 rates and higher average monthly Ontario 60-minute peak demand in the current year.
•higher OM&A costs primarily resulting from:
•higher work program expenditures mainly related to the timing of vegetation management execution, emergency restoration efforts and customer programs; and
•costs of the Peterborough Distribution and Orillia Power operations; partially offset by
•lower COVID-19 related costs.
•higher depreciation, amortization and asset removal costs primarily attributable to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program, as well as higher asset removal costs and environmental spend.
•lower financing charges primarily attributable to the recognition of carrying charges associated with the recovery of deferred tax asset (DTA) amounts previously shared with ratepayers following the April 2021 OEB decision (DTA Implementation Decision).
•higher income tax expense primarily attributable to:
•income tax recovery recorded in the second quarter of 2020 following the July 2020 decision of the Ontario Divisional Court (ODC Decision); and
•lower net deductible timing differences and higher pre-tax earnings.
Net income attributable to common shareholders for the six months ended June 30, 2021 of $511 million is a decrease of $827 million, or 61.8%, from the prior year. Year-to-date results were impacted by similar factors as noted above.
Included in the Company's results for the second quarter and six months ended June 30, 2021 are costs incurred as a result of the COVID-19 pandemic. Total OM&A costs in the quarter of $4 million (2020 - $22 million), are primarily attributable to direct expenses, including purchases of additional facility-related cleaning supplies and personal protective equipment. On a year-to-date basis, Hydro One has incurred $8 million of COVID-19 related OM&A expenditures (2020 - $27 million). For additional disclosure related to the impact of COVID-19 on the Company's operations for the second quarter and six months ended June 30, 2021, please see section "Other Developments - COVID-19".

2

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2021 and 2020

Revenues

	Three months ended June 30			Six months ended June 30
(millions of dollars, except as otherwise noted)	2021	2020	Change	2021	2020	Change
Transmission	449	459	(2.2%)	897	859	4.4%
Distribution	1,263	1,201	5.2%	2,617	2,640	(0.9%)
Total revenues	1,712	1,660	3.1%	3,514	3,499	0.4%

Transmission	449	459	(2.2%)	897	859	4.4%
Distribution, net of purchased power[1]	425	393	8.1%	885	825	7.3%
Total revenues, net of purchased power[1]	874	852	2.6%	1,782	1,684	5.8%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,448	19,097	1.8%	19,693	19,172	2.7%
Distribution: Electricity distributed to Hydro One customers (GWh)	6,750	6,213	8.6%	14,906	13,697	8.8%
1 See section “Non-GAAP Measures” for description and reconciliation of distribution revenues, net of purchased power, and revenues, net of purchased power.
Transmission Revenues
Transmission revenues decreased by 2.2% during the quarter ended June 30, 2021, primarily due to:
•lower revenues resulting from the impacts of the OEB decision received in the prior year, including the recognition of CDM revenues; partially offset by
•higher revenues resulting from OEB-approved 2021 rates; and
•higher average monthly Ontario 60-minute peak demand.
Transmission revenues increased by 4.4% during the six months ended June 30, 2021, as higher revenues resulting from OEB-approved 2021 rates and higher average monthly Ontario 60-minute peak demand were partially offset by the impacts of the OEB decision received in the prior year, as noted above.
Distribution Revenues, Net of Purchased Power
Distribution revenues, net of purchased power, increased by 8.1% during the quarter ended June 30, 2021, primarily due to:
•higher revenues resulting from OEB-approved 2021 rates;
•higher revenues of the Peterborough Distribution and Orillia Power operations; and
•higher energy consumption.
Distribution revenues, net of purchased power, increased by 7.3% during the six months ended June 30, 2021, primarily due to similar factors as noted above.
OM&A Costs

	Three months ended June 30			Six months ended June 30
(millions of dollars)	2021	2020	Change	2021	2020	Change
Transmission	104	118	(11.9%)	206	223	(7.6%)
Distribution	179	142	26.1%	347	291	19.2%
Other	(2)	1	(300.0%)	1	3	(66.7%)
	281	261	7.7%	554	517	7.2%
Transmission OM&A Costs
The 11.9% decrease in transmission OM&A costs for the quarter ended June 30, 2021, was primarily due to:
•lower COVID-19 related costs;
•lower other post-employment benefit (OPEB) costs that are recognized in OM&A following the 2020-2022 OEB transmission decision and recovered in rates, due to timing of the OEB decision received in the prior year; and
•lower corporate support costs; partially offset by
•higher volume of station maintenance related expenditures.
The 7.6% decrease in transmission OM&A costs for the six months ended June 30, 2021, was primarily due to similar factors as noted above.
Distribution OM&A Costs
The 26.1% increase in distribution OM&A costs for the quarter ended June 30, 2021, was primarily due to:
•higher work program expenditures mainly related to the timing of vegetation management execution, emergency power restoration efforts and customer programs;
•costs of the Peterborough Distribution and Orillia Power operations; and

3

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2021 and 2020

•higher corporate support costs; partially offset by
•lower COVID-19 related costs.
The 19.2% increase in distribution OM&A costs for the six months ended June 30, 2021, was primarily due to similar factors as noted above.
Depreciation, Amortization and Asset Removal Costs
The $12 million and $23 million increase in depreciation, amortization and asset removal costs for the three and six months ended June 30, 2021, respectively, was primarily due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program, as well as higher asset removal costs and environmental spend.
Financing Charges
The $18 million and $23 million decrease in financing charges for the three and six months ended June 30, 2021, respectively, was primarily due to:
•the recognition of carrying charges associated with the recovery of DTA amounts previously shared with ratepayers following the DTA Implementation Decision; and
•higher capitalized interest due to higher average balance of assets under construction.
Income Tax Expense
Income tax expense was $27 million and $54 million for the three and six months ended June 30, 2021, respectively, compared to income tax recovery of $849 million and $834 million in the comparable periods last year. The $876 million and $888 million increase in income tax expense for the three and six months ended June 30, 2021, respectively, was principally attributable to the following:
•income tax recovery in 2020 following the July 2020 ODC Decision;
•lower net deductible timing differences; and
•higher pre-tax earnings.
The Company realized an effective tax rate (ETR) of approximately 10.0% and 9.5% for the three and six months ended June 30, 2021, respectively, compared to approximately (325.3%) and (164.2%) realized in the same periods last year.
QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS and ratio)	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019
Revenues	1,712	1,802	1,857	1,894	1,660	1,839	1,705	1,584
Purchased power	838	894	1,046	993	808	1,007	914	737
Revenues, net of purchased power[1]	874	908	811	901	852	832	791	847
Net income to common shareholder	240	271	164	290	1,108	230	216	248

Basic and diluted EPS	$1,687	$1,905	$1,153	$2,039	$7,790	$1,617	$1,519	$1,744

Earnings coverage ratio[2]	3.0	3.0	2.9	2.9	2.8	2.6	2.9	2.7
1    See section “Non-GAAP Measures” for description of revenues, net of purchased power.
2    Earnings coverage ratio is a non-GAAP measure that has been presented for the twelve months ended as of each date indicated above and has been calculated as net income before financing charges and income taxes attributable to shareholder of Hydro One, divided by the sum of financing charges, capitalized interest, and preferred dividends.
Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.
CAPITAL INVESTMENTS
The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve additions to both existing assets and large-scale projects such as new transmission lines and transmission stations.

4

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2021 and 2020

Assets Placed In-Service
The following table presents Hydro One’s assets placed in-service during the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30			Six months ended June 30
(millions of dollars)	2021	2020	Change	2021	2020	Change
Transmission	147	58	153.4%	195	187	4.3%
Distribution	150	107	40.2%	256	202	26.7%
Total assets placed in-service	297	165	80.0%	451	389	15.9%
Transmission Assets Placed In-Service
Transmission assets placed in-service increased by $89 million or 153.4% in the second quarter of 2021, primarily due to the following:
•timing of assets placed in-service in the second quarter of 2021 including Middleport transmission station breaker replacement, completion of transformer replacement at Hawthorne transmission station, Leaside transmission station switchyard and component replacement, and Sheppard transmission station transformer and component replacements;
•higher spend on overhead lines and component replacements;
•investments placed in-service for grid control and operation facilities, cyber security assets at Longwood transmission station, and IT projects; partially offset by
•lower spend on spare transformer purchases in the second quarter of 2021.
Transmission assets placed in-service increased by $8 million or 4.3% in the six months ended June 30, 2021, primarily due to similar factors as noted above, partially offset by higher assets placed in-service in the first quarter of 2020.
Distribution Assets Placed In-Service
Distribution assets placed in-service increased by $43 million or 40.2% in the second quarter of 2021, primarily due to the following:
•higher volume of work on customer connections;
•assets placed in-service for system capability reinforcement projects;
•higher volume of wood pole replacements; and
•higher volume of IT projects; partially offset by
•lower volume of work on storm-related asset replacements.
Distribution assets placed in-service increased by $54 million or 26.7% in the six months ended June 30, 2021, primarily due to similar factors as noted above.
Capital Investments
The following table presents Hydro One’s capital investments during the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30			Six months ended June 30
(millions of dollars)	2021	2020	Change	2021	2020	Change
Transmission
Sustaining	248	176	40.9%	492	353	39.4%
Development	84	53	58.5%	156	100	56.0%
Other	33	22	50.0%	65	34	91.2%
	365	251	45.4%	713	487	46.4%
Distribution
Sustaining	79	78	1.3%	156	144	8.3%
Development	73	79	(7.6%)	140	139	0.7%
Other	32	20	60.0%	64	29	120.7%
	184	177	4.0%	360	312	15.4%
Total capital investments	549	428	28.3%	1,073	799	34.3%
Transmission Capital Investments
Transmission capital investments increased by $114 million or 45.4% in the second quarter of 2021 compared to the second quarter of 2020. Principal impacts on the levels of capital investments included:
•higher volume of station refurbishments and replacements;
•higher spend on line refurbishments and wood pole replacements;
•higher investments in multi-year development projects;
•higher volume of work on customer connections; and

5

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2021 and 2020

•investment in the new Ontario grid control centre in the City of Orillia; partially offset by
•lower spend on spare transformer purchases.
Transmission capital investments increased by $226 million or 46.4% in the six months ended June 30, 2021 compared to the six months ended June 30, 2020, primarily due to similar factors as noted above.
Distribution Capital Investments
Distribution capital investments increased by $7 million or 4.0% in the second quarter of 2021 compared to the second quarter of 2020. Principal impacts on the levels of capital investments included:
•higher volume of wood pole replacements;
•investment in the new Ontario grid control centre in the City of Orillia;
•higher volume of work on customer connections; and
•higher investments in IT projects; partially offset by
•lower investments in system capability reinforcement projects; and
•lower volume of storm-related asset replacements.
Distribution capital investments increased by $48 million or 15.4% in the six months ended June 30, 2021 compared to the six months ended June 30, 2020, primarily due to similar factors as noted above.
Major Transmission Capital Investment Projects
The following table summarizes the status of significant transmission projects as at June 30, 2021:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To Date
			(year)	(millions of dollars)
Development Projects:
Wataynikaneyap Power LP Line Connection	Pickle Lake Northwestern Ontario	New stations and transmission connection	2022	33	11
East-West Tie Station Expansion	Northern Ontario	New transmission connection and station expansion	2023[1]	181	150
Waasigan Transmission Line	Thunder Bay-Atikokan-Dryden Northwestern Ontario	New transmission line	2024[2]	68[2]	12
Leamington Area Transmission Reinforcement[3,4]	Leamington Southwestern Ontario	New transmission line and stations	2026[3,4]	525[3,4]	114

Sustainment Projects:
Richview Transmission Station Circuit Breaker Replacement	Toronto Southwestern Ontario	Station sustainment	2021	120	119
Bruce A Transmission Station	Tiverton Southwestern Ontario	Station sustainment	2021	148	148
Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2023	135	95
Cherrywood Transmission Station Circuit Breaker Replacement	Pickering Central Ontario	Station sustainment	2023	115	76
Bruce B Switching Station Circuit Breaker Replacement	Tiverton Southwestern Ontario	Station sustainment	2024	144	111
Middleport Transmission Station Circuit Breaker Replacement	Middleport Southwestern Ontario	Station sustainment	2025	113	83
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2026	152	99
1 Due to a revised timeline of project activities, the majority of the East-West Tie Station Expansion project, enabling the connection and energization of the new East-West Tie transmission line, is expected to be placed in-service partially in 2021 and 2022, with final project in-service in 2023.
2 The estimated cost of the Waasigan Transmission Line relates to the development phase of the project and the anticipated in-service date reflects the anticipated completion date of the development phase.
3 The Leamington Area Transmission Reinforcement project consists of the construction of a new double-circuit line between Chatham and Lakeshore and associated transmission stations and connections. The project is currently in the development stage and as such the estimated cost is subject to change. The anticipated in-service dates for the line and stations are between 2022 and 2026.
4 On March 29, 2021, the Independent Electricity System Operator (IESO) requested Hydro One initiate work to develop and construct a new transmission line between Chatham and Lambton to support agricultural growth in Southwest Ontario; Hydro One is currently evaluating the scope and timing of this work.

6

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2021 and 2020

Future Capital Investments
The Company estimates future capital investments based on management’s expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB’s Renewed Regulatory Framework.
The 2021 and 2022 transmission and distribution capital investment estimates below differ from the prior year disclosures, reflecting updated timing and pacing of future capital investments, as well as reprioritization of work. The 2023 to 2027 capital investment estimates have been updated following the filing of the proposed transmission and distribution investment plan which forms part of Hydro One Networks’ 2023-2027 Joint Rate Application (JRAP). The 2023 and 2024 transmission and distribution capital investment estimates differ from prior year disclosures, reflecting an updated regional and system growth outlook. The projections and the timing of the transmission and distribution expenditures for years 2023 to 2027 are subject to approval by the OEB.
The following tables summarize Hydro One’s annual projected capital investments for 2021 to 2027, by business segment and by category:

By business segment: (millions of dollars)	2021	2022	2023	2024	2025	2026	2027
Transmission[1]	1,287	1,236	1,506	1,559	1,514	1,564	1,481
Distribution	782	695	1,020	1,040	1,132	1,082	1,081
Total capital investments[2]	2,069	1,931	2,526	2,599	2,646	2,646	2,562

By category: (millions of dollars)	2021	2022	2023	2024	2025	2026	2027
Sustainment	1,164	1,271	1,723	1,758	1,826	1,834	1,809
Development[1]	659	499	553	610	614	611	572
Other[3]	246	161	250	231	206	201	181
Total capital investments[2]	2,069	1,931	2,526	2,599	2,646	2,646	2,562
1 Figures include investments in certain development projects of Hydro One Networks not included in the investment plan filed with the JRAP.
2 Total capital investments for 2021 include $85 million related to a new Ontario grid control centre with an anticipated in-service date of 2021.
3 "Other" capital expenditures include investment in fleet, real estate, IT, and operations technology and related functions.
SUMMARY OF SOURCES AND USES OF CASH
Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2021	2020	2021	2020
Cash provided by operating activities	401	359	914	899
Cash provided by (used in) financing activities	52	(954)	(584)	(127)
Cash used in investing activities	(530)	(417)	(1,041)	(779)
Decrease in cash and cash equivalents	(77)	(1,012)	(711)	(7)
Cash provided by operating activities
Cash from operating activities for the second quarter of 2021 increased by $42 million compared to the second quarter of 2020. The increase was impacted by various factors, including the following:
•changes in certain regulatory accounts; partially offset by
•cash received in the second quarter of 2020 associated with OPEB liability assumed as part of repatriation of customer service operations.
Cash from operating activities for the six months ended June 30, 2021 increased by $15 million compared to the same period in 2020. The increase was impacted by various factors, including the following:
•higher pre-tax earnings year to date compared to prior year; and
•changes in certain regulatory accounts; partially offset by
•decrease in net working capital primarily attributable to higher energy sales and timing of customer receipts in 2021, as well as lower receivable from the IESO in 2020 associated with provincial funding programs.

7

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2021 and 2020

Cash provided by (used in) financing activities
Cash provided by financing activities increased by $1,006 million and decreased by $457 million for the three and six months ended June 30, 2021, respectively, compared to 2020. This was impacted by various factors, including the following:
Sources of cash
•The Company did not issue any long-term debt in the six months ended June 30, 2021, compared to $1,100 million of long-term debt issued in the same period last year.
•The Company received proceeds of $1,330 million and $2,145 million from the issuance of short-term notes in the three and six months ended June 30, 2021, respectively, compared to $860 million and $2,145 million received in the same periods last year.
Uses of cash
•The Company repaid $815 million and $1,615 million of short-term notes in the three and six months ended June 30, 2021, respectively, compared to $1,013 million and $2,428 million repaid in the same periods last year.
•The Company repaid $302 million and $802 million of long-term debt in the three and six months ended June 30, 2021, respectively, compared to $652 million repaid in the second quarter of 2020.
•In the three and six months ended June 30, 2021, the Company did not make any returns of stated capital compared to $154 million and $300 million made in the same periods last year.
•Common share dividends paid in the three and six months ended June 30, 2021 were $157 million and $306 million, respectively, compared to no dividends paid in the same periods last year.
Cash used in investing activities
Cash used in investing activities increased by $113 million and $262 million in the three and six months ended June 30, 2021, respectively, compared to the same periods in the prior year. The increases are primarily attributable to higher capital investments in the current year periods. Please see section "Capital Investments" for comparability of capital investments made by the Company during the three and six months ended June 30, 2021 compared to the same periods last year.
LIQUIDITY AND FINANCING STRATEGY
Short-term liquidity is provided through FFO, Hydro One’s commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One is authorized to issue up to $2,300 million in short-term notes with a term to maturity of up to 365 days.
At June 30, 2021, Hydro One had $1,330 million in commercial paper borrowings outstanding, compared to $800 million outstanding at December 31, 2020. In addition, the Company has revolving bank credit facilities (Operating Credit Facilities) with a total available balance of $2,300 million as at June 30, 2021. On June 1, 2021, the maturity date for the Operating Credit Facilities was extended from 2024 to 2026. No amounts were drawn on the Operating Credit Facilities as at June 30, 2021 or December 31, 2020. The Company may use the Operating Credit Facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, available cash on hand and anticipated levels of FFO are expected to be sufficient to fund the Company’s operating requirements. The Company's currently available liquidity is also expected to be sufficient to address any reasonably foreseeable impacts that the COVID-19 pandemic may have on the Company’s cash requirements. See section "Other Developments - COVID-19" for additional information of the impact of COVID-19 on the Company's operations.
At June 30, 2021, the Company had long-term debt outstanding in the principal amount of $12,331 million, which included $12,195 million of long-term debt issued by Hydro One and long-term debt in the principal amount of $136 million issued by HOSSM. The majority of long-term debt issued by Hydro One has been issued under its Medium Term Note (MTN) Program, as further described below. The Company's total long-term debt consists of notes and debentures that mature between 2022 and 2064, and as at June 30, 2021, had a weighted-average term to maturity of approximately 15.2 years (December 31, 2020 - 14.8 years) and a weighted-average coupon rate of 3.9% (December 31, 2020 - 3.8%).
In April 2020, Hydro One filed a short form base shelf prospectus for its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, expiring in May 2022. At June 30, 2021, $2,800 million remained available for issuance under the MTN Program prospectus.
Compliance
At June 30, 2021, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.

8

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2021 and 2020

OTHER OBLIGATIONS
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Summary of Contractual Obligations and Other Commercial Commitments
The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

As at June 30, 2021 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt - principal repayments	12,331	603	1,433	1,250	9,045
Long-term debt - interest payments	8,119	486	922	857	5,854
Short-term notes payable	1,330	1,330	—	—	—
Pension contributions	681	74	209	223	175
Environmental and asset retirement obligations	143	32	38	17	56
Outsourcing and other agreements	202	96	87	5	14
Lease obligations	78	13	22	20	23
Long-term software/meter agreement	30	7	12	4	7
Total contractual obligations	22,914	2,641	2,723	2,376	15,174

Other commercial commitments (by year of expiry)
Operating Credit Facilities[1]	2,300	—	—	2,300	—
Letters of credit[2]	175	174	1	—	—
Guarantees[3]	475	475	—	—	—
Total other commercial commitments	2,950	649	1	2,300	—
1 On June 1, 2021, the maturity date for the Operating Credit Facilities was extended to 2026.
2 Letters of credit consist of $164 million letters of credit related to retirement compensation arrangements, a $4 million letter of credit provided to the IESO for prudential support, $4 million in letters of credit to satisfy debt service reserve requirements, and $3 million in letters of credit for various operating purposes.
3 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.
SHARE CAPITAL
Hydro One is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors (Board) and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant. At August 9, 2021, Hydro One had 142,239 issued and outstanding common shares.
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At August 9, 2021, the Company had no preferred shares issued and outstanding.

9

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2021 and 2020

REGULATION
Electricity Rates - Joint Rate Application
In March 2018, the OEB issued a letter (OEB Letter) requesting Hydro One to file a single application for distribution rates and transmission revenue requirement for the period from 2023 to 2027. The OEB Letter had indicated that Hydro One Remote Communities should be included in the single application, however, this requirement was later removed by the OEB.
On August 5, 2021, Hydro One Networks filed a custom JRAP for 2023-2027. The JRAP includes a proposed investment plan supporting the transmission and distribution revenue requirements. The following table summarizes the key elements of Hydro One’s JRAP filed with the OEB:

	Hydro One Networks - Transmission		Hydro One Networks - Distribution
Year	Rate Base (Forecast)	Revenue Requirement[1]	Rate Base (Forecast)	Revenue Requirement[1]
2023	$14,593 million	$1,823 million	$9,372 million	$1,632 million
2024	$15,450 million	$1,938 million	$9,963 million	$1,711 million
2025	$16,449 million	$2,028 million	$10,641 million	$1,785 million
2026	$17,394 million	$2,140 million	$11,302 million	$1,881 million
2027	$18,256 million	$2,219 million	$11,880 million	$1,965 million
1 Revenue requirement for 2023 to 2027 represents filing estimates utilizing the OEB's 2021 Allowed Return on Equity (ROE) of 8.34%. The ROE is based on the Cost of Capital Parameters released by the OEB on November 9, 2020.
Deferred Tax Asset (DTA)
On March 7, 2019, the OEB issued its reconsideration decision (DTA Decision) with respect to Hydro One's rate-setting treatment of the benefits of the DTA resulting from the transition from the payments in lieu of tax regime to tax payments under the federal and provincial tax regimes. On April 5, 2019, the Company filed an appeal with the Ontario Divisional Court with respect to the OEB's DTA Decision. The appeal was heard on November 21, 2019.
On July 16, 2020, the Ontario Divisional Court rendered its ODC Decision on the Company's appeal of the OEB's DTA Decision. In its decision, the Ontario Divisional Court set aside the OEB's DTA Decision. The Ontario Divisional Court found that the OEB’s DTA Decision was incorrect in law because the OEB had failed to apply the correct legal test. In its decision, the Ontario Divisional Court agreed with the submissions of Hydro One that the DTA should be allocated to shareholders in its entirety.
On September 21, 2020, the Ontario Divisional Court issued its final order (ODC Order) with respect to the ODC Decision. Following the ODC Order, on October 2, 2020, the OEB issued a procedural order to implement the direction of the Ontario Divisional Court and required Hydro One to submit its proposal for the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period.
On April 8, 2021, the OEB rendered its DTA Implementation Decision regarding the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period. In its DTA Implementation Decision, the OEB approved recovery of the DTA amounts allocated to ratepayers and included in customer rates for the 2017 to 2021 period plus carrying charges over a two-year recovery period commencing on July 1, 2021. The recovery of these amounts is expected to result in an annual increase in FFO of approximately $65 million, $135 million and $65 million in 2021, 2022 and 2023, respectively. In addition, the DTA Implementation Decision requires that Hydro One adjust the transmission revenue requirement and the base distribution rates beginning January 1, 2022 to eliminate any further tax savings flowing to customers. This is expected to further increase FFO by approximately $50 million in 2022, but will decline over time. The DTA Implementation Decision is also expected to result in an increase in the Company’s ETR to approximately 14% to 22% over the next five years, with the most significant impacts expected over the recovery period.
Hydro One Remote Communities
On November 3, 2020, Hydro One Remote Communities filed an application with the OEB seeking approval for a 2% increase to 2020 base rates, effective May 1, 2021, which was subsequently updated to 2.2% in accordance with the OEB’s 2021 inflation parameters for electricity distributors issued on November 9, 2020. On March 25, 2021, the OEB approved Hydro One Remote Communities’ application for rates and other charges to be effective May 1, 2021.
Leave to Construct
On October 27, 2020, Hydro One Networks filed a Leave to Construct application with the OEB seeking approval to upgrade five circuit kilometres of transmission cable facilities in the downtown Toronto area. These facilities are required to ensure that the area continues to receive a safe and reliable supply of electricity. On February 25, 2021, the OEB approved the Leave to Construct application with standard conditions of approval.

10

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2021 and 2020

OTHER DEVELOPMENTS
COVID-19
Throughout the COVID-19 pandemic, the Company's decisions and actions have continuously been guided by two priorities: to protect Hydro One's employees and to maintain the safe and reliable supply of electricity to Hydro One's customers. To date, Hydro One has been successful in achieving these priorities as the Company continues to operate-in-line with the evolving safety procedures and practices implemented since the start of the pandemic. As a result, Hydro One has experienced very few cases of workplace transmission of the COVID-19 virus.
The Company continues to monitor and adhere to guidance provided by the Province of Ontario (Province) and public health experts in an effort to ensure employee, customer and public safety. As the number of cases of COVID-19 continue to decline within the province, Hydro One is once again starting to re-open its offices to a small portion of office and administrative staff. Hydro One remains hopeful and optimistic that the number of cases will continue to decline.
In keeping with the Company's ongoing commitment to customers, and to assist those customers significantly impacted by the pandemic, the Company continues to offer a number of customer relief measures, including the Pandemic Relief Fund, increased payment flexibility to residential and small business customers, and assist in securing other financial assistance. Since the onset of the COVID-19 pandemic, Hydro One has supported more than 16,000 customers through its customer relief measures.
On June 17, 2021, the OEB issued its Report: Regulatory Treatment of Impact Arising from the COVID-19 Emergency (Report) which outlines the OEB’s final guidance on the rules and operation of the deferral account established for utilities to track the impacts arising from the COVID-19 pandemic. The OEB has determined that eligibility for recovery of most balances recorded in the account will be subject to a means test based on a utility’s achieved regulatory ROE. Based on management's assessment of the OEB’s final guidance, no amounts related to the COVID-19 pandemic have been recognized as regulatory assets as of June 30, 2021.
Looking ahead, it is very difficult to determine or estimate the future impacts of COVID-19 on Hydro One's operations as it will be largely dependent on the duration of the pandemic and the severity of the measures that may be implemented to combat this virus. Hydro One continues to take the necessary steps to mitigate the impact of COVID-19 on the Company's operations.
Hydro One will continue to actively monitor the impacts of the COVID-19 pandemic, including guidance provided by the Province and public health experts, and may take further actions that it determines to be in the best interest of its operations, employees, customers, partners and stakeholders, or as required by federal or provincial authorities.
Collective Agreements
The prior collective agreement with the Society of United Professionals (Society) expired on March 31, 2021. In February 2021, Hydro One and the Society commenced collective bargaining with the official exchange of bargaining agendas. On June 25, 2021, Hydro One and the Society reached a tentative agreement, and on July 30, 2021, the agreement was ratified by the Society membership. The term of the agreement is for two years ending on March 31, 2023.
Building Broadband Faster Act
On March 4, 2021, the provincial Government introduced Bill 257 (Supporting Broadband and Infrastructure Expansion Act, 2021) to create a new act entitled the Building Broadband Faster Act, 2021 that is aimed at supporting the timely deployment of needed broadband infrastructure within unserved and underserved rural Ontario communities. Bill 257 received Royal Assent on April 12, 2021. Bill 257 amends the Ontario Energy Board Act, 1998 (OEB Act) to provide the government with regulation-making authority regarding the development of, access to, or use of electricity infrastructure for non-electricity purposes, including to reduce or fix the annual rental charge that telecommunications service providers must pay to attach their wireline broadband telecommunications attachments to utility poles, establish performance standards and timelines for how utilities must respond to attachment requests and require utilities to consider joint use of poles during planning processes. Regulations informing the legislative changes are expected later this year. The Company will continue to assess the impact as more details become available.
Acquisitions
In June 2021, the Company successfully completed the integration of Orillia Power and the business and distribution assets of Peterborough Distribution, including the integration of employees, customer and billing information, business processes and operations.

11

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2021 and 2020

Sustainability Report
The Hydro One Limited 2020 Sustainability Report entitled "Building a better & brighter future" is available on the Company’s website at www.hydroone.com/sustainability.
The 2020 Sustainability Report discloses the Company’s environmental, social and governance performance and provides a better understanding of how Hydro One manages the opportunities and challenges associated with its business. The report also includes disclosure relating to the Company’s current efforts in its priority areas of People, Planet and Community.
NON-GAAP MEASURES
FFO, revenues, net of purchased power, and distribution revenues, net of purchased power are not recognized measures under US GAAP and do not have standardized meanings prescribed by US GAAP. They are therefore unlikely to be directly comparable to similar measures presented by other companies. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.
FFO
FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholders. As such, management believes that FFO provides a consistent measure of the cash generating performance of the Company’s assets.

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2021	2020	2021	2020
Net cash from operating activities	401	359	914	899
Changes in non-cash balances related to operations	34	37	95	(19)
Distributions to noncontrolling interest	(2)	—	(4)	(1)
FFO	433	396	1,005	879
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power. Management believes that revenue, net of purchased power is helpful as a measure of net revenues for the distribution segment, as purchased power is fully recovered through revenues.

Quarter ended (millions of dollars)	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019
Revenues	1,712	1,802	1,857	1,894	1,660	1,839	1,705	1,584
Less: Purchased power	838	894	1,046	993	808	1,007	914	737
Revenues, net of purchased power	874	908	811	901	852	832	791	847

Quarter ended (millions of dollars)	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019
Distribution revenues	1,263	1,354	1,457	1,410	1,201	1,439	1,298	1,140
Less: Purchased power	838	894	1,046	993	808	1,007	914	737
Distribution revenues, net of purchased power	425	460	411	417	393	432	384	403

12

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2021 and 2020

RELATED PARTY TRANSACTIONS
Hydro One is owned by Hydro One Limited. The Province is a shareholder of Hydro One Limited with approximately 47.2% ownership at June 30, 2021. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), the OEB, and Hydro One Telecom Inc. (Hydro One Telecom), are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy or by Hydro One Limited. The following is a summary of the Company’s related party transactions during the three and six months ended June 30, 2021 and 2020:

(millions of dollars)		Three months ended June 30		Six months ended June 30
Related Party	Transaction	2021	2020	2021	2020
IESO	Power purchased	392	364	1,031	1,140
	Revenues for transmission services	443	452	885	847
	Amounts related to electricity rebates	242	337	548	770
	Distribution revenues related to rural rate protection	60	61	122	120
	Distribution revenues related to supply of electricity to remote northern communities	9	9	18	18
	Funding received related to CDM programs	—	8	—	17
OPG	Power purchased	1	1	5	3
	Revenues related to provision of services and supply of electricity	1	2	3	4
	Capital contribution received from OPG	—	—	2	—
	Costs related to the purchase of services	1	—	1	1
OEFC	Power purchased from power contracts administered by the OEFC	—	1	—	1
OEB	OEB fees	2	2	4	4
Hydro One Limited	Return of stated capital	—	154	—	300
	Dividends paid	157	—	306	—
	Stock-based compensation costs	1	3	3	5
	Cost recovery for services provided	1	2	3	4
Hydro One Telecom	Services received – costs expensed	5	5	11	10
	Revenues for services provided	—	—	1	1
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations.
There were no changes in the Company’s internal control over financial reporting during the three months ended June 30, 2021, that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures and internal control over financial reporting.

13

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2021 and 2020

NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASU 2018-14	August 2018
Disclosure requirements related to single-employer defined benefit pension or other post-retirement benefit plans are added, removed or clarified to improve the effectiveness of disclosures in financial statement notes.
			January 1, 2021	No impact upon adoption
ASU 2019-12	December 2019
The amendments simplify the accounting for income taxes by removing certain exceptions to the general principles and improving consistent application of Topic 740 by clarifying and amending existing guidance.
			January 1, 2021	No impact upon adoption
ASU 2020-01	January 2020
The amendments clarify the interaction of the accounting for equity securities under Topic 321, investments under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815.
			January 1, 2021	No impact upon adoption
ASU 2020-10	October 2020	The amendments are intended to improve the Codification by ensuring the guidance required for an entity to disclose information in the notes of financial statements are codified in the disclosure sections to reduce the likelihood of disclosure requirements being missed.	January 1, 2021	No impact upon adoption
Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	Effective date	Anticipated Impact on Hydro One
ASU 2021-05	July 2021	The amendments are intended to align lease classification requirements for lessors under Topic 842 with Topic 840's practice.	January 1, 2022	Under assessment
FORWARD-LOOKING STATEMENTS AND INFORMATION
The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business, the industry, regulatory and economic environments in which it operates, and includes beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s transmission and distribution rate applications including the JRAP and its proposed investment plan, resulting and related decisions including the DTA Implementation Decision, as well as resulting rates, recovery and expected impacts and timing; expectations about the Company’s liquidity and capital resources and operational requirements, including as result of COVID-19; the Operating Credit Facilities; expectations regarding the Company’s financing activities; the Company’s maturing debt; the Company’s ongoing and planned projects, initiatives and expected capital investments, including expected results, costs and in-service and completion dates; the Company's response to the COVID-19 pandemic, including in relation to customer relief measures and safety; expectations relating to the trajectory of the COVID-19 pandemic and case numbers; the potential impact of COVID-19 on the Company’s business and operations, and potential future actions that the Company may take in response to the COVID-19 pandemic and its anticipated impacts; the OEB's determinations relating to eligibility for recovery of balances recorded in utilities' COVID-19 pandemic related deferral accounts; contractual obligations and other commercial commitments; collective agreements; Bill 257, related regulations and the expected timing and impacts; future pension contributions; non-GAAP measures; internal controls over financial reporting and disclosure; recent accounting-related guidance; and the MTN Program. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “would”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.
These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: the scope of the COVID-19 pandemic and duration thereof as well as the effect and severity of corporate and other mitigation measures on the Company’s operations, supply chain or employees; no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory

14

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2021 and 2020

bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; no significant changes to the Company's current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; recoverability of costs and expenses related to the COVID-19 pandemic, including the costs of customer defaults resulting from the pandemic; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:
•a significant expansion in length or severity of the COVID-19 pandemic restricting or prohibiting the Company’s operations or significantly impacting the Company’s supply chain or workforce;
•severity of mitigation measures related to the COVID-19 pandemic;
•delays in completion of and increases in costs of operating and capital projects;
•regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders and the rate-setting models for transmission and distribution, actual performance against forecasts and capital expenditures, competition with other transmitters and other applications to the OEB, the recoverability of total compensation costs or denials of applications;
•risks associated with the Province’s share ownership of Hydro One's parent corporation and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers in the implementation of the Hydro One Accountability Act, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade and its impact on the Company’s funding and liquidity;
•risks relating to the location of the Company’s assets on reserve (as defined in the Indian Act (Canada)) (Reserve) lands and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;
•the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;
•the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;
•the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications and the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;
•risks associated with information system security and maintaining complex information technology (IT) and operational technology (OT) system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate IT and OT systems;
•the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;
•risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;
•the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;
•risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk;
•risks associated with economic uncertainty and financial market volatility;
•the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters;
•risks associated with asset condition, capital projects and innovation, including public opposition to or delays or denials of the requisite approvals and accommodations for the Company’s planned projects;
•the risk of failure to mitigate significant health and safety risks;
•the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;
•the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;
•the impact of the ownership by the Province of lands underlying the Company’s transmission system;
•the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the Company’s business operations;
•the impact if the Company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the Company that may be subject to expiry;

15

HYDRO ONE INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2021 and 2020

•risks relating to adverse reputational events or political actions;
•risks relating to acquisitions, including the failure to realize anticipated benefits of such transaction at all, or within the time periods anticipated, and unexpected costs incurred in relation thereto;
•the inability to prepare financial statements using US GAAP; and
•the risk related to the impact of any new accounting pronouncements.
Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section entitled “Risk Management and Risk Factors” in the 2020 MD&A.
In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.
Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.

16